UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 20, 2023

Digital World Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40779	85-4293042
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3109 Grand Ave, #450

Miami, FL 33133

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 735-1517

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A common stock, and one-half of one Redeemable Warrant	DWACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DWAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	DWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, on July 3, 2023, Digital World Acquisition Corp. (“we”, “us,” “DWAC” and/or the “Company”), reached an agreement in principle with the Staff of the SEC’s Division of Enforcement (the “Settlement in Principle”) in connection with the Commission’s investigation of the Company (the “Investigation”) with respect to certain statements, agreements and omissions and the timing thereof included in the Company’s registration statements on Form S-1 (the “Form S-1”) in connection with its initial public offering (the “IPO”) and Form S-4 (the “Form S-4”) relating to the business combination between the Company and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”). The Settlement in Principle was subject to approval by the Commission.

On July 20, 2023, the Commission approved the Settlement in Principle, announcing settled charges against the Company and entered a cease-and-desist order (the “Order”) finding the Company violated certain antifraud provisions of the Securities Act and the Exchange Act, in connection with the Company’s IPO filings on Form S-1 and the Form S-4 concerning certain statements, agreements and omissions relating to the timing and discussions the Company had with TMTG regarding the proposed business combination. In the Order, the Company agreed (i) that any amended Form S-4 filed by the Company will be materially complete and accurate with respect to certain statements, agreements and omissions relating to the timing and discussions the Company had with TMTG regarding the proposed business combination and (ii) to pay a civil money penalty in an amount of $18 million to the SEC promptly after the closing of any merger or a comparable business combination or transaction, whether with TMTG or any other entity.

The foregoing references and description of the Order in this Current Report on Form 8-K are not complete and are subject to, and qualified in their entirety by reference to, the actual Order, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Item 8.01	Other Events.

In connection with the Order described above in Item 1.01 of this Current Report on Form 8-K, on July 21, 2023, the Company issued a press release announcing the entry into the Order with the SEC. The press release is attached as Exhibit 99.1 hereto.

Additional Information and Where to Find It

The Company has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of the Company, and a prospectus in connection with a proposed business combination (the “Business Combination”) with TMTG. The definitive proxy statement and other relevant documents will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Securityholders of the Company and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about the Company, TMTG and the Business Combination. The Company’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: the Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

The Company has also filed a definitive proxy statement with the SEC with respect to the proposed extension of its liquidation date. The definitive proxy statement for the extension of the liquidation date will be mailed to stockholders of the Company. Securityholders of the Company and other interested persons are advised to read the definitive proxy statement and any amendments thereto, in connection with the Company’s solicitation of proxies for the special meeting to be held to approve the extension of the liquidation date because these documents will contain important information. The Company’s securityholders and other interested persons will also be able to obtain copies of the definitive proxy statement, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

The Company and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of the Company in favor of the approval of the proposed extension and the Business Combination. Securityholders of the Company and other interested persons may obtain more information regarding the names and interests of the Company’s directors and officers in the Business Combination in the Company’s filings with the SEC, including in the definitive proxy statement and the Registration Statement, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors do not have any interests in the Company or the proposed extension other than with respect to their interests in the Business Combination, to the extent the extension is effectuated.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Company and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the Business Combination and the PIPE may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the risk that the Business Combination may not be completed by the Company’s Business Combination deadline (including as a result of a disagreement with TMTG about the outside date of the Merger Agreement) and the potential failure to obtain the Company’s stockholder approval of the extension amendment, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of the Merger Agreement by the stockholders of the Company, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including as a result of the Settlement Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by the Company stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the PIPE or the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against TMTG or against the Company related to the Merger Agreement or the Business Combination (including as a result of the Settlement Agreement), (xi) the risk of any investigations by the SEC or other regulatory authority relating to the PIPE, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xviii) those factors discussed in the Company’s filings with the SEC and that that will be contained in the definitive extension proxy and the Registration Statement relating to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Company’s in its Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on April 26, 2023 (the “2022 Annual Report”) and in other reports the Company files with the SEC, including the extension proxy statement. Risks regarding the Business Combination are also discussed in the Current Reports on Form 8-K filed with the SEC on October 21, 2021, October 26, 2021, May 17, 2022 and September 23, 2022, and the proxy statement/prospectus included in the Form S-4 filed with the SEC on May 16, 2022, as it may be amended or supplemented from time to time. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the Company (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while the Company and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither the Company nor TMTG gives any assurance that the Company, TMTG, or the combined company, will achieve its expectations.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibits

10.1	Order Instituting Cease-and Desist Proceedings pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order, dated July 20, 2023.

99.1	Press Release, dated July 21, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Digital World Acquisition Corp.

Dated: July 21, 2023	By:	/s/ Eric Swider
	Name:	Eric Swider
	Title:	Chief Executive Officer

Exhibit 10.1

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933

Release No. 11213 / July 20, 2023

SECURITIES EXCHANGE ACT OF 1934

Release No. 97958 / July 20, 2023

ADMINISTRATIVE PROCEEDING

File No. 3-21534

In the Matter of DIGITAL WORLD ACQUISITION CORP., Respondent.

ORDER INSTITUTING CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933 AND SECTION 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING A CEASE-AND-DESIST ORDER

I.

The Securities and Exchange Commission (“Commission”) deems it appropriate that cease- and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 (“Securities Act”) and Section 21C of the Securities Exchange Act of 1934 (“Exchange Act”), against Digital World Acquisition Corp. (“DWAC” or “Respondent”).

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the “Offer”) which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, Respondent admits the Commission’s jurisdiction over it and the subject matter of these proceedings and consents to the entry of this Order Instituting Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933 and Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order (“Order”), as set forth below.

III.

On the basis of this Order and Respondent’s Offer, the Commission finds1 that:

Summary

1.    This matter concerns materially false and misleading statements and omissions by DWAC, a special purpose acquisition company (“SPAC”) that in October 2021 announced an agreement to merge with Trump Media & Technology Group Corp. (“TMTG”), a social media company. In an amended Form S-1 filed with the Commission in support of its initial public offering (“IPO”) in early September 2021, DWAC stated that neither DWAC nor its officers and directors had had any discussions with any potential target companies prior to the IPO. In a Form S-4 filed with the Commission following the announcement of the proposed merger with TMTG, DWAC mischaracterized and omitted information about the history of its interactions with TMTG.

2.    DWAC’s filings were materially false and misleading. Dating back to February 2021, an individual who would later become DWAC’s Chief Executive Officer (“CEO”) and Chairman (“Individual A”), and others involved with DWAC, had extensive discussions with TMTG. While Individual A initially pursued these discussions with TMTG on behalf of another SPAC that he also controlled (“SPAC A”), Individual A created a plan in the spring and summer of 2021 to potentially use DWAC to pursue a merger with TMTG.

3.    DWAC also failed to disclose that Individual A had a potential conflict of interest stemming from a Letter of Intent (“LOI”) that SPAC A had entered into with TMTG in June 2021. This agreement made Individual A personally liable to pay a $1 million break-up fee if SPAC A or another substitute entity did not complete a merger with TMTG. DWAC failed to disclose this potential conflict of interest in any of the documents filed with the Commission and never otherwise disclosed this information to the public.

Respondent

4.    DWAC, a Delaware corporation based in Miami, Florida, is a SPAC. DWAC has no operations of its own and exists for the purpose of merging with a privately held company with the effect of taking that company public. On September 8, 2021, DWAC completed an IPO of 28,750,000 units at a price of $10.00 per unit, generating gross proceeds of $287.5 million, which are held in trust for the benefit of shareholders until completion of a business combination. The funds held in trust will be returned to shareholders if a business combination is not consummated. DWAC has securities that trade on the Nasdaq Global Market under the symbols DWACU, DWACW and DWAC.2 Each of these securities is registered under Section 12(b) of the Exchange Act.

[1]	The findings herein are made pursuant to Respondent’s Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.
[2]

DWACU is the symbol for units consisting of one share of Class A DWAC common stock and one half of one redeemable warrant. DWACW is the symbol for redeemable warrants exercisable for one share of Class A DWAC common stock. DWAC is the symbol for Class A DWAC common stock.

Other Relevant Individuals and Entities

5.    DWAC Sponsor, a Delaware corporation based in Miami, Florida, is the sponsor of DWAC. DWAC Sponsor initially invested $25,000 in DWAC in exchange for 8,625,000 Class B shares of DWAC.3 At the time of DWAC’s IPO, DWAC Sponsor invested an additional $11,334,840 in exchange for 1,133,484 restricted DWAC units. DWAC Sponsor’s investments fund DWAC’s operations and will not be returned to DWAC Sponsor if a business combination is not consummated.

6.    Individual A, a resident of Miami, Florida, was the CEO and Chairman of DWAC. Individual A owns a significant percentage of, and is the managing member of, DWAC Sponsor. Individual A also was the CEO and Chairman of SPAC A and the managing member of SPAC A’s sponsor.

7.    SPAC A, a Delaware corporation based in Miami, Florida, was a SPAC controlled by Individual A. In October 2022, SPAC A issued a press release announcing it was dissolving, would liquidate its trust account, and would return the funds held in trust to investors.

8.    TMTG, a Delaware corporation with its principal place of business in Sarasota, Florida, operates a social media platform. On October 20, 2021, DWAC and TMTG entered into a definitive merger agreement, which was amended on May 11, 2022.

9.    Investment Bank is a Shanghai, China-based investment bank that describes itself as a leading advisor in the SPAC market in the United States. Investment Bank was a financial advisor to DWAC and SPAC A and had ownership interests in DWAC Sponsor and SPAC A’s sponsor.

Facts

Background

10.    A SPAC is a company with no underlying business operations that is formed to raise capital through an IPO for the purpose of using the proceeds to acquire an unidentified private operating company at a later date but within a specified period of time (typically two years).

11.    Following its IPO, a SPAC will seek to identify acquisition candidates and attempt to complete a business combination transaction after which the company will continue the operations of the acquired company as a public company. Investors in a SPAC at the IPO stage therefore are relying on the management team that formed the SPAC4 to expend efforts after the IPO to identify and look to acquire or combine with a private operating company.

[3]	This quantity of shares reflects a three-for-one stock split effected on July 1, 2021.
[4]	A SPAC sponsor is the entity and/or persons primarily responsible for establishing the SPAC, which is thereafter managed by a board of directors and management.

12.    Given that the purpose of a SPAC is to identify and acquire an operating business after conducting its IPO, steps a SPAC has taken in furtherance of a particular acquisition would be material to a reasonable SPAC investor, who would want to know about the SPAC’s prospects with future acquisition targets. Disclosures made in a SPAC’s IPO – including as it relates to any pre-IPO discussions or negotiations with future acquisition targets or concerning potential business combinations – need to be clear and accurate, and cannot be materially false or misleading.

13.    In addition, the economic interests of the sponsors and the directors, officers, and affiliates of a SPAC often differ from the economic interests of public shareholders, which may lead to conflicts of interests as they evaluate and decide whether to recommend business combination transactions to shareholders. Clear and accurate disclosure regarding these potential conflicts of interest and the nature of the sponsors’, directors’, officers’ and affiliates’ economic interests in the SPAC is particularly important because these parties are generally responsible for negotiating the SPAC’s post-IPO business combination transaction.

14.    The SPAC sponsor typically is compensated through its ability to buy the SPAC’s securities at a discount at or around the time of the SPAC’s formation. Sponsors also frequently buy additional securities (usually units or warrants) at the time of the IPO. Unlike securities bought by investors in a SPAC IPO, the securities purchased by a sponsor are not redeemable for cash in the event the SPAC fails to complete a business transaction, and the sponsor’s securities usually have restrictions that prevent resale until after completion of a SPAC’s business combination.

Individual A’s Initial Interactions with TMTG

15.    In mid-February 2021, a representative of TMTG approached Individual A regarding a potential deal between SPAC A and TMTG. Shortly after that initial contact, SPAC A and TMTG signed a non-exclusive LOI to explore a potential merger between the two companies which, after being extended, lasted through April 5, 2021. As that LOI neared expiration, TMTG and SPAC A discussed entering into a mutually exclusive LOI. Two directors and one officer of SPAC A opposed pursuing a merger with TMTG, and SPAC A ultimately did not sign that exclusive LOI.

16.    On or about April 8, 2021, Individual A began exploring two plans to pursue a merger with TMTG, “Plan A” and “Plan B.” “Plan A” referred to continued efforts to find a way for SPAC A to merge with TMTG. For example, Individual A discussed options to replace the SPAC A officials who were opposed to a transaction with TMTG. “Plan B” referred to Individual A’s attempt to identify an alternative SPAC to pursue a merger with TMTG. Individual A considered several SPACs that could be used for “Plan B,” and Individual A started raising capital from investors to purchase an ownership interest in the sponsor of one of those SPACs. By April 9, 2021, a representative of Investment Bank wrote an email to Individual A stating: “DWAC could be a solution for [TMTG].” At the time, Investment Bank had a majority interest in DWAC Sponsor, and Individual A had no ownership interest in DWAC Sponsor or role with DWAC.

17.     On April 14, 2021, Individual A met with representatives of TMTG. During the meeting, Individual A suggested to TMTG’s representatives that if SPAC A could not pursue a merger with TMTG there could be a Plan B, i.e., that Individual A would try to identify another vehicle to potentially pursue a merger with TMTG.

18.    On April 18, 2021, a representative of Investment Bank sent a message to Individual A and wrote: “We do [TMTG] one way or other. Now let’s sign up [TMTG]. That’s the way to get the most $$$. Anyhow, we’ll figure it out. Opciones hay.”5 Individual A responded: “Yes. Done this week.”

Individual A Took Control of DWAC and Resumed Merger Discussions with TMTG

19.    On or about April 24, 2021, Individual A learned that there was an opportunity for him to obtain substantial control over DWAC. A few days later, Individual A signed a LOI with Investment Bank under which he would obtain 90% ownership of DWAC Sponsor. Individual A met with TMTG’s representatives the next day and continued discussions with TMTG about a potential merger shortly thereafter.

20.     On May 14, 2021, Investment Bank and Individual A executed several agreements by which Investment Bank transferred a 90% ownership interest in DWAC Sponsor to Individual A. Individual A was appointed CEO and Chairman of DWAC around this same time. These two actions gave Individual A effective control over DWAC.

21.    On the night of May 25, 2021, DWAC filed a Form S-1 (the “Form S-1”). The Form S-1 was signed by Individual A and included two additional nominee directors to DWAC’s Board. Both of those new DWAC directors were also SPAC A directors who were supportive of a transaction between SPAC A and TMTG. This Form S-1 also identified a DWAC officer, who had been involved in some preliminary discussions about TMTG in connection with SPAC A prior to being named a DWAC officer. The SPAC A directors and officer who opposed a transaction with TMTG did not assume any role with DWAC.

22.    The Form S-1 contained several statements about the state of discussions between DWAC and potential targets. For example, it included the following statement:

We have not selected any specific business combination target and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with us.

The June 4 LOI and Break-Up Fee Clause

23.    By at least June 1, 2021, Individual A made plans with TMTG to sign a unilaterally exclusive LOI between SPAC A and TMTG on June 4, 2021. At that time, the SPAC A officer and two SPAC A directors that opposed pursuing a transaction with TMTG had not dropped their opposition to such a transaction.

[5]	In Spanish, “Opciones hay” translates to “There are options.”

24.    On June 1, 2021, Individual A communicated with an individual who was a director of both SPAC A and DWAC and who planned to attend the LOI signing event and wrote: “I want [TMTG] to meet the [SPAC A] AND DWAC team.”

25.    On June 4, 2021, SPAC A, TMTG, and Individual A (in his personal capacity and on behalf of SPAC A) signed a LOI (the “June 4 LOI”) expressing intent to pursue a merger between SPAC A and TMTG. The June 4 LOI included a break-up fee clause under which Individual A would be personally liable to pay a $1 million break-up fee if SPAC A and TMTG did not enter an acquisition agreement by August 6, 2021 (the “Break-Up Fee Clause”). The Break-Up Fee Clause had several conditions that would result in Individual A owing no break-up fee. One of those conditions was that Individual A would owe no break-up fee if he “should propose to [TMTG] an alternative special purpose acquisition corporation with combination terms that are acceptable to [TMTG] (in its sole and absolute discretion) and such terms are ultimately accepted by [TMTG].” The parties signed several extensions to the June 4 LOI over the summer of 2021, the last extension of which was signed on or about August 27, 2021. The extensions collectively extended the trigger date for the Break-Up Fee Clause from August 6, 2021 to October 2, 2021.

26.    The Break-Up Fee Clause created a potential conflict of interest for Individual A in that it put him at personal financial risk if he did not find a way complete a merger with TMTG.

Individual A Contemplated a DWAC Merger with TMTG

27.    Within days of signing the June 4 LOI, Individual A communicated with various people regarding his desire to use DWAC as the vehicle to complete a merger with TMTG. For example, on June 7, 2021, Individual A received a text in which an individual who was a director for both SPAC A and DWAC wrote: “I still don’t know why you are switching it out of [SPAC A] other than you will make more money. I think using [SPAC A] to grab the deal knowing you are going to move it is very problematic.” Individual A responded: “DWAC is better and will make the project clear [sic] more successful.”

28.    On June 8, 2021, Individual A exchanged additional messages with representatives of Investment Bank. Individual A sent a picture from the June 4 LOI signing event and wrote: “You have no idea!! I worked thousands of hours to get this,” and “It’s ours wherever we want. Let’s make it DWAC.”

29.    On June 9, 2021, Individual A emailed a DWAC representative a financial analysis that modeled the value of DWAC Sponsor’s shares of DWAC if DWAC were to merge with TMTG.

30. By contrast, Individual A’s communications with Investment Bank regarding SPAC A during the summer of 2021 predominantly related to SPAC A’s evaluation of other targets.

Discussions with TMTG

31.    Individual A told at least one TMTG representative during the summer of 2021 of the possibility of using DWAC as the vehicle to complete a merger with TMTG.

32.    During the same time period, Individual A raised funds from numerous individuals who made investments in DWAC Sponsor. Individual A informed some of those investors that DWAC viewed TMTG as one potential merger target and a very promising opportunity.

33.    On July 8, 2021, DWAC filed an amended Form S-1 increasing its planned offering from $100 million to $300 million and announcing three additional directors. One of those directors had been involved with Individual A in discussions with TMTG since discussions between SPAC A and TMTG began in February 2021.

34.    Individual A travelled to TMTG’s offices on July 8 and spent the entire day there. After Individual A left, a representative of TMTG sent a message to Individual A stating: “Today was a big day for [TMTG] and a huge step for our team to be able to meet and spend time with you. Thank you so much for making the trip.”

35.    On August 28, 2021, Individual A received a text from a DWAC representative that stated: “Talked to [TMTG’s outside counsel]. TMTG wants to announce soon so if it’s plan B, they’re going to push hard for relative immediate announcement. I told them we’d need a month. Probably gonna settle at 2-3 weeks.”

DWAC’s IPO

36.    On August 31, 2021, three days prior to the commencement of its IPO, DWAC filed another amended Form S-1 (the “Final Form S-1”) signed by Individual A. The Final Form S-1 contained several statements about discussions between DWAC and potential targets, including the following statement:

To date, our efforts have been limited to organizational activities as well as activities related to this offering. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with us.

37.    The Final Form S-1 also contained the following statement regarding DWAC’s contact with potential targets:

We have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. From the period commencing with our formation through the date of this prospectus, there have been no communications or discussions between any of our officers, directors or our sponsor and any of their potential contacts or relationships regarding a potential initial business combination. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate, to conduct any research or take any measures, directly or indirectly, to locate or contact a target business. However, we may contact such targets subsequent to the closing of this offering if we become aware that such targets are interested in a potential initial business combination with us and such transaction would be attractive to our stockholders. Accordingly, there is no current basis for investors in this offering to evaluate the possible merits or risks of the target business with which we may ultimately complete our initial business combination.

38.    In addition, the Final Form S-1 contained the following statement regarding DWAC’s contact with potential targets:

We have not contacted any of the prospective target businesses that [SPAC A and another SPAC] had considered and rejected. We do not currently intend to contact any of such targets; however, we may do so in the future if we become aware that the valuations, operations, profits or prospects of such target business, or the benefits of any potential transaction with such target business, would be attractive.

39.    Certain of the statements described in paragraphs 36 through 38 were false or misleading because, among other things and as discussed above: (a) Individual A assumed control of DWAC in May 2021 with the idea that it might be used to pursue a merger with TMTG; (b) Individual A told at least one TMTG representative during the summer of 2021 of the possibility of using DWAC as the vehicle to complete a merger with TMTG; and (c) the discussions between SPAC A and TMTG had ceased before DWAC’s IPO.

40.    DWAC’s IPO commenced on September 3, 2021 and closed on September 8, 2021. DWAC sold 28,750,000 units at a price of $10.00 per unit, generating gross proceeds of $287.5 million, which are held in trust for the benefit of shareholders until completion of a business combination. The funds held in trust will be returned to shareholders if a business combination is not consummated.

41.    DWAC filed a prospectus on September 8, 2021 that included the same statements described in paragraphs 36 through 38.

DWAC’s Post-IPO Negotiations with TMTG

42.    On the day that DWAC’s IPO closed, DWAC sent TMTG (and other companies) a draft nondisclosure agreement. On September 13, 2021, five days after the DWAC IPO had closed, DWAC and TMTG signed the nondisclosure agreement. TMTG emailed DWAC a draft LOI the next day. Two days later, DWAC and TMTG began coordinating an in-person event to sign the LOI on September 22, 2021. On September 18, 2021, TMTG’s counsel emailed a SPAC A representative a draft agreement to terminate the June 4 LOI and release Individual A from the Break-Up Fee clause.

43.    On September 22, 2021, DWAC’s Board communicated via WhatsApp and voted to approve signing an LOI with TMTG. That same day, Individual A met with representatives from TMTG and signed a mutually exclusive LOI between DWAC and TMTG. That same day, Individual A (on behalf of SPAC A) and TMTG signed a termination agreement ending the June 4 LOI and freeing Individual A from the $1 million Break-Up Fee Clause under the June 4 LOI. That letter was dated to be effective as of September 1, 2021.

44.    On October 19, 2021, DWAC’s Board approved the signing of a definitive merger agreement with TMTG. DWAC and TMTG signed the definitive merger agreement on October 20, 2021, and it was announced on social media after market close that day. DWAC filed a Form 8-K regarding the deal late on October 20, 2021, and the filing was publicly available on Edgar at approximately 6 a.m. on October 21, 2021. DWAC’s common stock, which had closed at $9.96 on October 20, 2021, closed at $45.50 on October 21, 2021.

DWAC’s Form S-4

45.    On May 16, 2022, DWAC filed a Form S-4 regarding its planned merger with TMTG. DWAC’s Form S-4 contains materially inadequate and misleading disclosures regarding various issues. For example, DWAC’s Form S-4:

a.	Did not disclose the Break-Up Fee Clause contained in the June 4, 2021 LOI between SPAC A and TMTG and did not disclose Individual A’s potential conflict of interest caused by the Break-Up Fee Clause.

b.

Disclosed that the June 4, 2021 LOI between SPAC A and TMTG was terminated effective September 1, 2021, but did not disclose that the termination agreement was executed, and accordingly Individual A was released from the Break-Up Fee Clause, on September 22, 2021, the same day that Individual A met with TMTG and executed the LOI between DWAC and TMTG.

c.

Described the timeline of interactions between DWAC and TMTG as starting only after DWAC completed its IPO on September 8, 2021. As discussed above in detail, Individual A had numerous interactions with TMTG prior to DWAC’s IPO. DWAC also did not disclose that Individual A assumed control of DWAC in spring 2021 with the idea that it might be the vehicle to close a deal with TMTG and that Individual A told investors in DWAC Sponsor that TMTG was one possible merger target for DWAC in the summer of 2021.

Violations

46.    As a result of the conduct described above, the Commission finds that DWAC violated Section 10(b) of the Exchange Act and Rule 10b-5(b) thereunder, which prohibit any person, in connection with the purchase or sale of any security, to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

47.    As a result of the conduct described above, the Commission finds that DWAC also violated Section 17(a)(2) of the Securities Act, which prohibits any person, in the offer or sale of any securities, to obtain money or property by means of any untrue statement of a material fact or any omission to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Undertaking

48.    Respondent undertakes that, should it file an amended Form S-4, any such Form S- 4 will be materially complete and accurate and consistent with the findings in this Order.

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to impose the sanctions agreed to in Respondent DWAC’s Offer.

Accordingly, it is hereby ORDERED that:

A.    Pursuant to Section 8A of the Securities Act and Section 21C of the Exchange Act, Respondent DWAC cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.

B.    Respondent shall comply with the undertaking enumerated in Section III, paragraph 48 above.

C.    Respondent shall pay a civil money penalty in the amount of $18 million to the Securities and Exchange Commission. The penalty shall be due the earlier of: (a) 14 days after the closing of any merger or a comparable business combination or transaction, whether with TMTG or any other entity; or (b) January 1, 2025. If DWAC dissolves the SPAC and returns the money in trust to the shareholders before January 1, 2025, the Commission will forgo the penalty upon written notice that the funds in trust have been returned to shareholders. The Commission may distribute civil money penalties collected in this proceeding if, in its discretion, the Commission orders the establishment of a Fair Fund pursuant to 15 U.S.C. § 7246, Section 308(a) of the Sarbanes-Oxley Act of 2002. The Commission will hold funds paid pursuant to this paragraph in an account at the United States Treasury pending a decision whether the Commission, in its discretion, will seek to distribute funds or, subject to Exchange Act Section 21F(g)(3), transfer them to the general fund of the United States Treasury. If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. §3717.

Payment must be made in one of the following ways:

(1)	Respondent may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2)	Respondent may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

(3)	Respondent may pay by certified check, bank cashier’s check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center

Accounts Receivable Branch

HQ Bldg., Room 181, AMZ-341

6500 South MacArthur Boulevard

Oklahoma City, OK 73169

Payments by check or money order must be accompanied by a cover letter identifying DWAC as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Thomas P. Smith, Jr., Division of Enforcement, Securities and Exchange Commission, 100 Pearl St., Suite 20-100, New York, NY 10004-2616. If DWAC dissolves the SPAC and returns the money in trust to the shareholders before January 1, 2025, DWAC will provide written notice to Mr. Smith regarding the decision to dissolve the SPAC and an additional written notice when the money in trust has been returned to the shareholders. DWAC shall provide these written notices no later than 5 business days after dissolving the SPAC and no later than 5 business days after the money in trust has been returned to the shareholders.

D.    Regardless of whether the Commission in its discretion orders the creation of a Fair Fund for the penalties ordered in this proceeding, amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondent agrees that in any Related Investor Action, it shall not argue that it is entitled to, nor shall it benefit by, offset or reduction of any award of compensatory damages by the amount of any part of Respondent’s payment of a civil penalty in this action (“Penalty Offset”). If the court in any Related Investor Action grants such a Penalty Offset, Respondent agrees that it shall, within 30 days after entry of a final order granting the Penalty Offset, notify the Commission’s counsel in this action and pay the amount of the Penalty Offset to the Securities and Exchange Commission. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed in this proceeding. For purposes of this paragraph, a “Related Investor Action” means a private damages action brought against Respondent by or on behalf of one or more investors based on substantially the same facts as alleged in the Order instituted by the Commission in this proceeding.

By the Commission.

Vanessa A. Countryman

Secretary

Exhibit 99.1

Digital World Reaches Settlement with SEC, Paving Way for Form S-4 Registration Statement Review

MIAMI, FL / ACCESSWIRE / July 21, 2023 / Digital World Acquisition Corp. (Nasdaq:DWAC) (“DWAC” or the “Company”) announced today that on July 20, 2023 it settled with the SEC fraud charges against the Company for making material misrepresentations in forms filed with the SEC as part of DWAC’s initial public offering and proposed merger with Trump Media & Technology Group Corp. (TMTG). DWAC agreed to a cease-and-desist order and to pay an $18 million penalty in the event it closes a merger transaction. It also agreed to undertake that, should DWAC file an amended Form S-4, any such Form S-4 will be materially complete and accurate and consistent with the findings in the SEC’s order.

Mr. Swider, the Chief Executive Officer of DWAC, stated, “Through steadfast dedication to our shareholders, we tirelessly worked to reach a settlement with the SEC regarding charges against DWAC. This is an important milestone for us, as it clears the path for the SEC to review our expected upcoming filing of the Registration Statement related to our proposed merger with TMTG. Subject to further SEC review of our future filings related to the merger, we are eager to move forward the consummation of the business combination with TMTG and we look forward to TMTG’s cooperation in this regard.”

Mr. Swider added, “We have also filed a proxy statement in order to seek shareholders’ support for an extension of our liquidation date from September 8, 2023, up to September 8, 2024. If approved, we expect to use this time to complete the consummation of the business combination with TMTG, as such we urge our shareholders to vote in favor of this extension.”

About Digital World Acquisition Corp.

Digital World Acquisition Corp. (Nasdaq:DWAC) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Additional Information and Where to Find It

The Company has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of the Company, and a prospectus in connection with a proposed business combination (the

“Business Combination”) with TMTG. The definitive proxy statement and other relevant documents will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Securityholders of the Company and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about the Company, TMTG and the Business Combination. The Company’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: the Company Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

The Company has also filed the Extension Preliminary Proxy Statement with the SEC with respect to the proposed extension of its liquidation date. The definitive proxy statement for the extension of the liquidation date will be mailed to stockholders of the Company. Securityholders of the Company and other interested persons are advised to read the Extension Preliminary Proxy Statement and amendments thereto, and, when available, the definitive proxy statement in connection with the Company’s solicitation of proxies for the special meeting to be held to approve the extension of the liquidation date because these documents will contain important information. The Company’s securityholders and other interested persons will also be able to obtain copies of the definitive proxy statement, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: the Company Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

The Company and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of the Company in favor of the approval of the proposed Extension Preliminary Proxy and the Business Combination. Securityholders of the Company and other interested persons may obtain more information regarding the names and interests of the Company’s directors and officers in the Business Combination in the Company’s filings with the SEC, including in the Extension Preliminary Proxy and the Registration Statement, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors do not have any interests in the Company or the proposed Extension Preliminary Proxy other than with respect to their interests in the Business Combination, to the extent the Extension Preliminary Proxy is effectuated.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed extension proxy and the proposed business combination between the Company and TMTG, including without limitation statements regarding the uncertainties relating to the Company’s stockholder approval of the extension proxy, the disagreement with TMTG regarding the termination date of the Merger Agreement, the potential termination of the Merger Agreement as a result of the approval by the SEC of the settlement, certain disagreements with TMTG, the anticipated benefits of the business combination, the anticipated timing of the business combination and the private placement of the Company (the “PIPE”), the implied enterprise value, future financial condition and performance of TMTG and the combined company after the closing and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, the level of redemptions of the Company’s public stockholders and the products and markets and expected future performance and market opportunities of TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the business combination and the PIPE may not be completed in a timely manner or at all, which may adversely affect the price of Digital World’s securities, (ii) the risk that the business combination may not be completed by the Company’s business combination deadline (including as a result of a disagreement with TMTG about the outside date of the merger agreement) and the potential failure to obtain the Company’s stockholder approval of the extension amendment, (iii) the failure to satisfy the conditions to the consummation of the business combination or the PIPE, including the approval of the merger agreement by the stockholders of the Company, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including as a result of the settlement with the SEC, (vi) the failure to achieve the minimum amount of cash available following any redemptions by the company stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the PIPE or the business combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the business combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against TMTG or against the company related to the merger agreement or the business combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to the PIPE, the merger agreement or the business combination and the impact they may have on consummating the transactions, (xii) TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the business combination and the failure to realize anticipated benefits of the business combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xviii) those factors discussed in the company’s filings with the SEC and that that will be contained in the definitive extension proxy, when available and the registration statement relating to the business combination. The foregoing list of factors is not exhaustive.

You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Company’s in its Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on April 26, 2023 (the “2022 Annual Report”) and in other reports the Company files with the SEC, including the Extension Proxy. Risks regarding the Business Combination are also discussed in the Current Reports on Form 8-K filed with the SEC on October 21, 2021, October 26, 2021, May 17, 2022 and September 23, 2022, and the proxy statement/prospectus included in the Form S-4 filed with the SEC on May 16, 2022, as it may be amended or supplemented from time to time. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the Company (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while the Company and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither the Company nor TMTG gives any assurance that the Company, TMTG, or the combined company, will achieve its expectations.